

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Mr. Wayne Anderson
President
US Natural Gas Corporation
33 6th Street South, Suite 600
St Petersburg, FL 33701

   Re: US Natural Gas Corporation
     Item 4.01 Form 8-K
     Filed April 22, 2010
     File No. 333-154799

Dear Mr. Anderson:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Chris White
        Branch Chief